HGI (USA) INVESTMENTS LLC
Financial Statements and Supplementary Schedules
Statement of Financial Condition
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HGI (USA) INVESTMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 AVENUE OF AMERICAS, SUITE 206
(No. and Street)

NEW YORK	N.Y.	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

REGIS DALE 212-520-6680
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, REGIS DALE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGI (USA) INVESTMENT LLC, as of DECEMBER 31,2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

MATTHEW CABE THORNTON
Notary Public, State of Texas
Comm. Expires 11-17-2019
Notary ID 130442403

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HGI (USA) INVESTMENTS LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
HGI (USA) Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HGI (USA) Investments LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HGI (USA) Investments LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as HGI (USA) Investments LLC's auditor since 2017..

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 20, 2019

HGI (USA) INVESTMENTS LLC
Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	1,697,759
Commissions receivable		153,863
Due from related party		47,235
Prepaid expenses and other assets		43,033
Total assets	$	1,941,890

Liabilities and Member's Equity

Due to related party		38,396
Accounts payable and other accrued expenses		181,306
Total liabilities		219,702
Member's Equity		1,722,188
Total liabilities and member's equity	$	1,941,890

The accompanying notes are an integral part of this financial statement.

Note 1- Organization and Nature of Business

HGI (USA) Investments LLC, (the "Company") is a wholly owned subsidiary of HGI (USA) LLC (the Parent) and a Limited Liability Company formed under the laws of the State of Delaware on August 20, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and was approved on May 23, 2013 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally engaged in marketing an intermediate mutual bond fund consisting of fixed income securities of companies and issuers in China and Hong Kong.

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in with accounting principles generally accepted in the United States of America ("GAAP").

Commission Income and Revenue Recognition

ASU 606 - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted this guidance on January 1, 2018 using the modified retrospective method applied to these contracts which were not completed as of January 1, 2018. There was no impact to retained earnings as of January 1, 2018 as revenue recognition and timing of revenue did not change as a result of implementing ASC Topic 606.

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized daily at the point in which they are earned based off of a rate of 40% of the amount of assets under management. These commission are attributable to the Company's placement and sales activities.

Note 2- Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of December 31, 2018.

Note 3- Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $1,478,057 and $14,647, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.15 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 4- Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2018.

Note 5- Concentration of Credit Risk

The Company has entered into agreements with several investment managers. Currently, the Company receives a fee-based commission based on the net asset value of the underlying mutual fund. The Company currently is only receiving commissions from one mutual fund.

The Company maintains cash balances at one financial institution that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2018 the Company's balances exceeded the insured limit by $1,447,759.

Note 6 - Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The mutual fund pays the Company fee-based commission based on the net asset value of the underlying mutual fund. In the event the Company does not satisfy its terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by the mutual fund, and if the mutual fund is not able to offset such losses, the mutual fund could lose all of its assets. The Company would, therefore, lose its sole source of income.

Note 7- Commitments and Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. For the year ended and as of December 31, 2018, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation

The Company leases its New York City office space for. The lease expired in May 2018 and it was renewed for another year through May 2019.

Note 8 – Income taxes

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax. Payment of this tax is remitted directly by the parent entity.

During the year ended December 31, 2018, the Company incurred a taxable loss as determined under the tax basis of accounting utilized by the parent entity; accordingly no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2018.

Tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

Uncertain tax positions - The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2018, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

Note 9 - Related Party Transactions

The Company receives a monthly fee based commission, which is their portion of the management fee based on the net asset value of the underlying mutual find. This fee is paid to the Company by Harvest Global Investments, the parent of the Company's parent. Commission receivable earned by the Company from Harvest Global Investments of $153,863 remained as receivable at December 31, 2018.

The Company has entered into an agreement with the Parent whereby certain expenses such as 100% of salaries and payroll related expenses are allocated from the Parent to the Company. These expenses are included in the Statement of Operations. At December 31, 2018, the Company had a receivable of $47,235 as due to parent on the statement of financial condition. This receivable balance at December 31, 2018 represents a prepayment of future expenses.

Due to related party balance of $38,396 represents amounts paid by Harvest Global Investments for marketing and travel expenses incurred on behalf of the Company.